UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Hesai Group

(Name of Issuer)

Ordinary Shares, par value of US$0.0001 per share

(Title of Class of Securities)

428050108**

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 428050 108 has been assigned to the American Depositary Shares (“ADSs”) of Hesai Group (the “Issuer”), which are quoted on the Nasdaq Global Select Market under the symbol “HSAI.” Each ADS represents one Class B ordinary share of the Issuer. The CUSIP number of the Class B ordinary shares is G4417G106.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Yuanzhan Equity Investment Management (Shanghai) Co., Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
1,436,192(1)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
1,436,192(1)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
1,436,192(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
1.11% (2)
12	Type of Reporting Person (See Instructions)
OO

(1)	Represents 1,436,192 Class B ordinary shares held by Yuanzhan Equity Investment Management (Shanghai) Co., Ltd., which ultimately controlled by Minglie Hu and is wholly owned by Minglie Hu, Yuesu Yu and Zhe Li.

(2)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Lighthouse Blossom Limited
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
986,323(3)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
986,323(3)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
986,323(4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.76%
12	Type of Reporting Person (See Instructions)
CO

(3)	Represents 986,323 Class B ordinary shares held by Lighthouse Blossom Limited, which is wholly owned Lighthouse Future Establish, which is ultimately controlled by Minglie Hu.

(4)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Shanghai Wenqian Enterprise Management Center L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,513,909(5)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
3,513,909(5)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
3,513,909(5)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
2.71% (6)
12	Type of Reporting Person (See Instructions)
PN

(5)	Represents 3,513,909 Class B ordinary shares held by Shanghai Wenqian Enterprise Management Center L.P. The general partner to Shanghai Wenqian Enterprise Management Center L.P. is Yuanzhan Equity Investment Management (Shanghai) Co., Ltd.

(6)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

SCHEDULE 13G

CUSIP No.

1	Names of Reporting Persons
Hangzhou Yuanzhan Huayao Venture Capital L.P.
2	Check the appropriate box if a member of a Group (see instructions)
(a) ☐ (b) ☐
3	Sec Use Only

4	Citizenship or Place of Organization
China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
775,461(7)
	6	Shared Voting Power
0
	7	Sole Dispositive Power
775,461(7)
	8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
775,461(4)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
0.60% (8)
12	Type of Reporting Person (See Instructions)
PN

(7)	Represents 775,461 Class B ordinary shares held by The general partner to Hangzhou Yuanzhan Huayao Venture Capital L.P. is Yuanzhan Equity Investment Management (Shanghai) Co., Ltd.

(8)	Based on a total of 129,659,711 ordinary shares (consisting of 30,033,379 Class A ordinary shares and 99,626,332 Class B ordinary shares) issued and outstanding as of December 31, 2023.

Item 1.

(a)	Name of Issuer: Hesai Group (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

9th Floor, Building L2-B 1588 Zhuguang Road, Qingpu District Shanghai 201702 People’s Republic of China

Item 2.

(a)	Name of Person Filing:

●	Yuanzhan Equity Investment Management (Shanghai) Co., Ltd. is a People’s Republic of China limited liability company (“Yuanzhan Equity”).

●	Lighthouse Blossom Limited, is a British Virgin Island corporation (“Lighthouse”).

●	Shanghai Wenqian Enterprise Management Center L.P. is a People’s Republic of China limited partnership (“Shanghai Wenqian”).

●	Hangzhou Yuanzhan Huayao Venture Capital L.P. is a People’s Republic of China limited partnership (“Hangzhou Yuanzhan”).

Each of the persons identified herein is referred to as a “Reporting Person” and, collectively, as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement attached hereto.

Address of Principal Business Office or, if None, Residence: The principal business address are as follows:

Yuanzhan Equity - Room 1106, No.818, Longhua East Road, Shanghai, People’s Republic of China.

Lighthouse - Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG 1110 British Virgin Islands.

Shanghai Wenqian – Room 328, 3rd Floor, Unit 2, No. 231, Shibocun Road, Free Trade Zone, Pudong New District, Shanghai, People’s Republic of China.

Hangzhou Yuanzhan - Room 1217, Unit 4, Building 6, No. 1500, Wenyi West Road, Cangqian Street, Hangzhou, Zhejiang Province, People’s Republic of China.

(c)	Citizenship:

Yuanzhan Equity - People’s Republic of China

Lighthouse - British Virgin Islands

Shanghai Wenqian - People’s Republic of China

Hangzhou Yuanzhan - People’s Republic of China

(d)	Title and Class of Securities: Class B ordinary shares, par value of $0.0001 per share, of the Issuer.

(e)	CUSIP No.: 428050108 This CUSIP number applies to the ADSs, with every ADS representing one Class B ordinary share. The CUSIP number of the Class B ordinary shares is G4417G106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the shares of the Issuer by each of the reporting persons is provided as of December 31, 2023:

Reporting Person	Amount beneficially owned		Percent of class	Percent of aggregate voting power		Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of Shares		Shared power to dispose or to direct the disposition of Shares
Yuanzhan Equity	1,436,192	(1)	1.11%	0.36	%(5)	1,436,192	(1)	0	1,436,192	(1)	0
Lighthouse	986,323	(2)	0.76%	0.25	%(5)	986,323	(2)	0	986,323	(2)	0
Shanghai Wenqian	3,513,909	(3)	2.71%	0.88	%(5)	3,513,909	(3)	0	3,513,909	(3)	0
Hangzhou Yuanzhan	775,461	(4)	0.60%	0.19	%(5)	775,461	(4)	0	775,461	(4)	0

(1)	Represents 1,436,192 Class B ordinary shares held by Yuanzhan Equity Investment Management (Shanghai) Co., Ltd., which ultimately controlled by Minglie Hu and is wholly owned by Minglie Hu, Yuesu Yu and Zhe Li.
(2)	Represents 986,323 Class B ordinary shares held by Lighthouse Blossom Limited, which is wholly owned Lighthouse Future Establish, which is ultimately controlled by Minglie Hu.
(3)	Represents 3,513,909 Class B ordinary shares held by Shanghai Wenqian Enterprise Management Center L.P. The general partner to Shanghai Wenqian Enterprise Management Center L.P. is Yuanzhan Equity Investment Management (Shanghai) Co., Ltd.
(4)	Represents 775,461 Class B ordinary shares held by The general partner to Hangzhou Yuanzhan Huayao Venture Capital L.P. is Yuanzhan Equity Investment Management (Shanghai) Co., Ltd.
(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of the Class A ordinary shares is entitled to 10 votes per share. Each holder of the Class B ordinary shares is entitled to one vote per share. The Issuer’s Class A ordinary shares are convertible at any time by the holder into Class B ordinary shares on a one-for-one basis, while Class B ordinary shares are not convertible into Class A ordinary shares under any circumstances

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Yuanzhan Equity Investment Management (Shanghai) Co., Ltd.

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Authorized Signatory

Lighthouse Blossom Limited

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Director

Shanghai Wenqian Enterprise Management Center L.P.

	By:	Yuanzhan Equity Investment Management (Shanghai) Co., Ltd., it’s General Partner

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Authorized Signatory

Hangzhou Yuanzhan Huayao Venture Capital L.P.

	By:	Yuanzhan Equity Investment Management (Shanghai) Co., Ltd., it’s General Partner

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Authorized Signatory

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit I

JOINT FILING STATEMENT

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the ordinary shares of Hesai Group shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G. Each of the undersigned acknowledges that each shall be responsible for the timely filing of amendments with respect to information concerning such undersigned reporting person, and for the completeness and accuracy of the information concerning such undersigned reporting person, contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such reporting person knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Dated: February 14, 2024

Yuanzhan Equity Investment Management (Shanghai) Co., Ltd.

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Authorized Signatory

Lighthouse Blossom Limited

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Director

Shanghai Wenqian Enterprise Management Center L.P.

	By:	Yuanzhan Equity Investment Management (Shanghai) Co., Ltd., it’s General Partner

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Authorized Signatory

Hangzhou Yuanzhan Huayao Venture Capital L.P.

	By:	Yuanzhan Equity Investment Management (Shanghai) Co., Ltd., it’s General Partner

	By:	/s/ Minglie Hu
Minglie Hu
	Title:	Authorized Signatory